April 21, 2010 VIA EDGAR

Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas High Income Fund, Inc. (the “Fund”)
Registration Nos. 002-10806/811-00216

Ms. Williams:

This letter is being filed via EDGAR as Correspondence in response to your verbal comments on Post-Effective Amendment (“PEA”) No. 107 to the Fund’s Registration Statement relating to its Class I and Class N shares filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of complying with revisions to Form N-1A adopted in Release Nos. 33-8998, IC-28584 (Jan. 13, 2009) received on April 15, 2010. We appreciate your assistance and timeliness in this matter. Your comments as we understood them are detailed below with our response immediately following each comment.

CLASS I Prospectus

Comment 1

     On the Cover Page, delete the statement "Nicholas High Income Fund, Inc. is a diversified mutual fund."

Response 1

     The aforementioned statement on the Cover Page has been deleted.

Comment 2

     On the Cover Page, after the declaration of the Funds primary and secondary investment objectives, delete the explanatory language regarding how the Fund attempts to achieve both its primary and secondary objective.

Response 2

     On the Cover Page the investment objective statements now read: "The Fund's primary investment objective is to seek high current income. Capital appreciation is a secondary objective."

Comment 3

     In the first paragraph of the Performance section, the language regarding the variability of the Fund's return should reference only the bar chart.

Response 3

     The first paragraph of Performance section has been changed to read "The bar chart shown below provides some indication of the risks of investing in the Fund. The chart shows the variability of the Fund's total return for the last ten calendar years. Updated performance information for the Fund is available on our website at www.nicholasfunds.com."

Comment 4

     In the Performance section, remove the index definitions from the paragraph immediately preceding the performance table.

Response 4

     The index definitions have been removed from the paragraph immediately preceding the performance table.

Comment 5

     In the Performance section, remove the statement that updated performance information for the Fund is available on our website at www.nicholasfunds.com from the paragraph immediately preceding the performance table.

Response 5

     The aforementioned statement has been removed from the paragraph immediately preceding the performance table.

Comment 6

     In the performance table, the label for the index should be corrected to read Bank of America…

Response 6

     In the performance table, the label for the index has been corrected to read Bank of America…

Comment 7

     The section entitled Investment Adviser and Portfolio Management should be split into two sections, Investment Adviser and Portfolio Manager. The Investment Adviser section should only name the adviser and the Portfolio Manager section should only discuss the manager's responsibilities and history with the fund and not the adviser.

Response 7

     The Investment Adviser and Portfolio Management sections have been rewritten to read:

Investment Adviser

Nicholas Company, Inc. serves as the Fund's investment adviser (the "Adviser").

Portfolio Manager

     Mr. Lawrence J. Pavelec is a Senior Vice President of the Fund and is primarily responsible for the day-today management of the Fund's portfolio. Mr. Pavelec has been Portfolio Manager of the Fund since April 2008. He served as Co-Portfolio Manager of the Fund from April 2003 until April 2008.

CLASS N Prospectus

Comment 8

     Incorporate all applicable comments from the Class I Prospectus.

Response 8

     All applicable comments from the Class I Prospectus have been incorporated into the Class N Prospectus

Comment 9

     In the bar charts for each fund in the Performance section, remove the footnotes to the charts.

Response 9

     In the bar charts for each fund in the Performance section, the footnotes to the charts have been removed.

Statement of Additional Information

Comment 10

     In the section entitled, Management – Directors, Executive Officers and Portfolio Managers of the Fund, include the disclosures required by Securities Exchange Release No. 33-9089, effective for filings after February 28, 2010.

Response 10

     The disclosures required by Securities Exchange Release No. 33-9089 have been included in the section entitled Management – Directors, Executive Officers and Portfolio Managers of the Fund.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)	The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)	The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)	The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

As you know, the Fund’s amendment to its Registration Statement is schedule to go effective April 30, 2010 or as soon as possible thereafter. As that date approaches, we will contact you to confirm that our responses are satisfactory and that no additional changes to the Registration Statement are required. You may contact me at (414) 272-4650 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May Senior Vice President, Secretary and Treasurer

Cc:	Jason T. Thompson
Patricia Williams via e-mail